A special meeting of the fund's shareholders was held on May 14, 2013. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 2

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Fidelity Advisor Strategic Growth Fund to Fidelity Stock Selector All Cap Fund in exchange solely for shares of beneficial interest of Fidelity Stock Selector All Cap Fund and the assumption by Fidelity Stock Selector All Cap Fund of Fidelity Advisor Strategic Growth Fund's liabilities, in complete liquidation of Fidelity Advisor Strategic Growth Fund.

	# of Votes	% of Votes
Affirmative	19,661,771.15	73.412
Against	488,941.02	1.826
Abstain	1,807,671.07	6.749
Broker Non-Votes	4,824,335.67	18.013
TOTAL	26,782,718.91	100.000